08027826

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECD S.E.C.
FEB 29 2008
803

| SEC FILE NUMBER |
|---|
| 8- 67373 |

RECD S.E.C.
FEB 29 2008
803

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Core Capital Markets Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Dove Street, Suite 450

(No. and Street)

Newport Beach, CA 92660

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling

(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave., Suite 1010 Santa Ana, CA 92705

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Aaron Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Core Capital Markets Group, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Aaron Cook, President

Title

Notary Public

TANYA PLAZA
Commission # 1740647
Notary Public - California
Orange County
My Comm. Expires Apr 21, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CORE CAPITAL MARKETS GROUP, INC.**

**INDEPENDENT AUDITORS' REPORT**

**December 31, 2007**

CORE CAPITAL MARKETS GROUP, INC.

December 31, 2007



TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CORE Capital Markets Group, Inc.
Newport Beach, California

We have audited the accompanying statement of financial condition of CORE Capital Markets Group, Inc. (the Company) as of December 31, 2007, and the related statements of income and retained earnings, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CORE Capital Markets Group, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Balser, Horowitz, Frank & Wakeling*

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 15, 2008

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705
TELEPHONE (714) 543-1035 • FAX (714) 543-1567

# CORE CAPITAL MARKETS GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION
December 31, 2007

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 482,138 |
| Accounts receivable | | 3,561 |
| Commissions receivable | | 753,799 |
| Note receivable | | 400,000 |
| Commissions advance | | 253,694 |
| Total assets | $ | 1,893,192 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable | $ | 10,324 |
| Amounts due under expense sharing and management agreement | | 221,384 |
| Commissions payable | | 958,216 |
| Marketing and due diligence payable | | 92,470 |
| Income tax payable | | 91,732 |
| Total liabilities | | 1,374,126 |
| **Stockholders' equity** | | |
| Common stock, $.10 stated value, 1,000,000 shares authorized, 714,290 shares issued and outstanding | | 50,000 |
| Additional paid-in capital | | 339,902 |
| Retained earnings | | 129,164 |
| Total stockholders' equity | | 519,066 |
| Total liabilities and stockholders' equity | $ | 1,893,192 |

See accompanying notes and independent auditors' report

## CORE CAPITAL MARKETS GROUP, INC.

### STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2007

| | |
|---|---|
| **Revenue** | |
| Selling commissions | $ 4,849,476 |
| Marketing and due diligence | 2,789,981 |
| Interest income | 5,133 |
| Other income | 35,000 |
| Total revenue | 7,679,590 |
| **Operating expenses** | |
| Commissions | 4,816,245 |
| Fees and licenses | 47,517 |
| Marketing and due diligence | 778,929 |
| Office expenses | 9,775 |
| Outside services | 81,919 |
| Shared expenses | 1,655,120 |
| Total operating expenses | 7,389,505 |
| Income before provision for income taxes | 290,085 |
| Provision for income taxes | 91,732 |
| Net income | 198,353 |
| **Retained earnings (deficit), beginning of year** | (69,189) |
| **Retained earnings, end of year** | $ 129,164 |

## CORE CAPITAL MARKETS GROUP, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances at December 31, 2006 | $ 50,000 | $ 53,013 | $ (69,189) | $ 33,824 |
| Net income | - | - | 198,353 | 198,353 |
| Additional paid-in-capital | - | 286,889 | - | 286,889 |
| Balances at December 31, 2007 | $ 50,000 | $ 339,902 | $ 129,164 | $ 519,066 |

See accompanying notes and independent auditors' report

**CORE CAPITAL MARKETS GROUP, INC.**
**STATEMENT OF CHANGES IN LIABILITIES**
**SUBORDINATED TO CLAIMS OF CREDITORS**
For the Year Ended December 31, 2007

As of the audited year ended December 31, 2007, no subordinated liabilities or agreements exist in the financial statements of CORE Capital Markets Group, Inc.

## CORE CAPITAL MARKETS GROUP, INC.

## STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 198,353 |
| Adjustments to reconcile net income to net cash change in operating activities: | | |
| Changes in: | | |
| Accounts receivable | | (3,561) |
| Commissions receivable | | (753,799) |
| Commissions advance | | (253,694) |
| Accounts payable | | 10,324 |
| Amounts due under expense sharing and management agreement | | 198,079 |
| Commissions payable | | 958,216 |
| Marketing and due diligence payable | | 92,470 |
| Income tax payable | | 91,732 |
| Net change in cash from operating activities | | 538,120 |
| **Cash flows from investing activities** | | |
| Issuance of note receivable | | (400,000) |
| Net change in cash from investing activities | | (400,000) |
| **Cash flows from financing activities** | | |
| Additional paid in capital | | 286,889 |
| Net change in cash from financing activities | | 286,889 |
| Net change in cash | | 425,009 |
| **Cash and cash equivalents, beginning of year** | | 57,129 |
| **Cash and cash equivalents, end of year** | $ | 482,138 |

There was no cash paid for interest for the year ended December 31, 2007.

CORE CAPITAL MARKETS GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

**Note 1 - Summary of significant accounting policies**

Organization and nature of business

CORE Capital Markets Group, Inc. (the Company), a California corporation, was incorporated May 5, 2006, and adopted a fiscal year of December 31. It maintains its principal and only active office in Newport Beach, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. Upon active operations in March of 2007, the Company's business consists of the offering and sale of undivided tenant-in-common interests.

Basis of recognition

Concession revenue and commission expense are recognized based on the trade date of the transaction.

Capital requirement

Pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1 and as directed by the Financial Industry Regulatory Authority (FINRA), the Company is required to maintain a minimum net capital of $5,000.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations of credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. From time to time, the Company maintains cash deposits in excess of federally insured limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

## Note 1 – Summary of significant accounting policies (continued)

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Receivables

Management considers all accounts and commissions receivable to be fully collectable. Accordingly, no allowance for doubtful accounts is recorded.

## Note 2 – Note receivable

On November 15, 2007, the Company made a non-interest bearing loan to CORE Realty Holdings, LLC in the amount of $400,000. Payments are due monthly starting January 1, 2008, with a balloon payment due on May 15, 2008. As of December 31, 2007, the remaining balance was $400,000. See also Note 5.

## Note 3 – Stockholders' equity

During 2006, the Company received its initial capitalization by issuing 714,290 shares of common stock which carried a $.10 stated value. The Company's minority shareholder received shares of stock in return for a broker-dealer license and business expertise. Because no objective means of determining the value of the license and expertise exists, no asset has been recorded on the Company books and its common stock remains valued at $50,000 which represents cash received.

## Note 4 - Income taxes

The provision for income taxes for the year ended December 31, 2007, consists of the following:

| | |
|---|---|
| Federal | $ 72,934 |
| State | 18,798 |
| Total | $ 91,732 |

**Note 5 – Related party transactions**

The Company is related through common ownership to CORE Realty Holdings, LLC (Core), a California Corporation, of which CORE is a 70% owner of the Company.

The Company has entered into an expense sharing and management agreement, dated June 20, 2006, with Core, effective upon the date of the Company's FINRA membership which began on September 27, 2006. Under the agreement, Core provides office space, office supplies, computer and other office equipment, and comprehensive general and administrative support and services to the Company. Those comprehensive services include all personnel necessary to conduct the Company's business.

The terms of the agreement also stipulate that the Company will perform all steps necessary to maintain its business as a broker-dealer, meeting all applicable federal, state and NASD rules and regulations. In addition, the Company will be liable for all direct costs of a broker-dealer, as outlined in the agreement and all indirect costs of the Company incurred by Core will be allocated on a reasonable basis.

During the year ended December 31, 2007, the Company paid Core $1,655,120 under the agreement. Balances due by the Company to Core total $221,384 at December 31, 2007 and are recorded on the statement of financial condition as amounts due under expense sharing and management agreement.

As mentioned in Note 2, the Company loaned CORE $400,000. As of December 31, 2007, the remaining balance was $400,000. See Note 2.

**CORE CAPITAL MARKETS GROUP, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
December 31, 2007

## Computation of net capital

| | |
|---|---|
| Total stockholders' equity | $ 519,392 |
| Deduct other deductions and/or charges | 478,512 |
| Net capital | $ 40,880 |

## Aggregate indebtedness

Items included in statement of financial condition:

| | |
|---|---|
| Various liabilities | $ 1,373,800 |
| Total aggregate indebtedness | $ 1,373,800 |

## Computation of basic net capital requirement

| | |
|---|---|
| Minimum dollar net capital required: | |
| Company | $ 91,587 |
| Net capital, as calculated above | 40,880 |
| Deficit net capital | $ 50,707 |
| Ratio: Aggregate indebtedness to net capital | 3,361% |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 128,536 |
| Excess net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 42,793 |

The combination of one material and one immaterial difference were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above. The material difference is a result of an unrecorded income tax provision. See statement of financial position, income tax payable and statement of income and retained earnings, tax provision.

**CORE CAPITAL MARKETS GROUP, INC.**
**STATEMENT UNDER RULE 17a-5(d)(4) OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
December 31, 2007

The audit disclosed no violation of any financial, and/or record-keeping problems. The audit disclosed a violation of net capital requirements. See page 10 for calculation.

There was one material variation in the financial data reported on unaudited Form X-17A-5 Part IIA dated December 31, 2007, with the final audit report attached. See page 10 for clarification.

## CORE CAPITAL MARKETS GROUP, INC.
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
## PURSUANT TO RULE 15c3-3 OF THE
## SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

**CORE CAPITAL MARKETS GROUP, INC.**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

BALSER, HOROWITZ, FRANK & WAKELING

AN ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

February 15, 2008

To the Board of Directors
CORE Capital Markets Group, Inc.
Newport Beach, California

In planning and performing our audit of the financial statements of CORE Capital Markets Group, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705

TELEPHONE (714) 543-1035 • FAX (714) 543-1567

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Balser, Horowitz, Frank & Wakeling*

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
February 15, 2008

END